[SES LETTERHEAD]

January 15, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Mindy Hooker

Re:	Synthesis Energy Systems, Inc.
Form 8-K filed January 4, 2013
File No. 001-33522

Dear Ms. Hooker:

This letter is in response to your letter dated January 14, 2013, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Current Report on Form 8-K (the “8-K”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

1.	Comment. Paragraph three of your filing indicates that there were no reportable events “except that, during the year ended June 30, 2011, [you] reported the existence of a material weakness in [your] internal control over financial reporting…” Please revise your filing to remove the ‘except for’ language and affirmatively state that your material weakness was reported.

Response. In response to the Staff’s comment, the Company has filed an amendment to the 8-K and modified its disclosure to remove the “except for” language and affirmatively state that our material weakness was reported.

2.	Comment. In addition, please revise your disclosures to include the information required by Item 304(a)(1)(iv) of Regulation S-K. Please refer to Item 304(a)(1)(v) of Regulation S-K.

U.S. Securities & Exchange Commission

January 15, 2013

Response. In response to the Staff’s comment, the Company has filed an amendment to the 8-K and revised the disclosure to include the information required by Item 304(a)(1) of Regulation S-K. The reportable event did not lead to a disagreement with our former accountants.

3.	Comment. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response. In response to the Staff’s comment, the Company has obtained and filed an updated Exhibit 16 letter with the amendment to the 8-K.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ Kevin Kelly

Kevin Kelly
Chief Accounting Officer, Controller and Secretary